December 2, 2010
VIA EDGAR

Mr. Wilson K. Lee
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bluerock Enhanced Multifamily Trust, Inc.
Item 4.02 Form 8-K
Filed on November 17, 2010
File No. 333-153135

Dear Mr. Lee:

On behalf of Bluerock Enhanced Multifamily Trust, Inc. (the “Company”), in connection with the comment letter from the staff of the Commission’s Division of Corporation Finance to Jerold E. Novack, Chief Financial Officer of the Company, dated November 19, 2010, regarding the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Bluerock Enhanced Multifamily Trust, Inc.

/s/ R. Ramin Kamfar

R. Ramin Kamfar
Chief Executive Officer and Chairman of the Board